Exhibit 99.1

HeadHunter Group PLC Announces the Appointment of Valentin Mashkov to the Board of Directors

MOSCOW, August 6, 2020 (GLOBE NEWSWIRE) — HeadHunter Group PLC (Nasdaq: HHR) is pleased to announce the appointment of Valentin Mashkov as a non-executive director, effective August 5, 2020. Mr. Mashkov was proposed by Highworld Investments Limited and replaces Ion Dagtoglou as a member of the Board of Directors. Mr. Dagtoglou, who was proposed by ELQ Investors VIII Limited (“ELQ Investors”) has stepped down due to the decreased ownership by ELQ Investors in the Company after the recent underwritten public offering, which was completed on July 20, 2020. Mr. Mashkov will also replace Dmitri Krukov as a member of the Compensation Committee.

The Company also announces that Thomas Otter has been appointed as a member of the Nominating and Corporate Governance Committee.

Mr. Krukov said: “On behalf of the Board we would like to extend our thanks to Ion for his valuable contribution to HeadHunter Group over the years and we wish him all the best in the future”.

As used herein, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC and any and all its subsidiaries.

Contacts:

Investor Inquiries

Roman Safiyulin

E-mail: r.safiyulin@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Form 20-F filed with the SEC on March 13, 2020 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.